228 Santa Monica Boulevard Suite 300 Santa Monica, CA 90401	310.434.5400 Fenwick.com
James D. Evans JEvans@Fenwick.com | 206.389.4559
March 9, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention:          Morgan Youngwood, Staff Accountant
Stephen Krikorian, Accounting Branch Manager
Jeff Kauten, Staff Attorney
Larry Spirgel, Office Chief
Re:                    ZipRecruiter, Inc.
Draft Registration Statement on Form S-1
Submitted January 29, 2021
CIK No. 0001617553
Ladies and Gentlemen:
We are submitting this letter on behalf of ZipRecruiter, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated February 25, 2021 (the “Letter”), regarding confidential draft no. 1 of the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001617553) confidentially submitted to the Commission on January 29, 2021 (the “Draft Registration Statement”). This letter is being submitted together with confidential draft no. 2 of the Draft Registration Statement (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Draft No. 2 in paper format, marked to show changes from the previous submission of the Draft Registration Statement.
Prospectus Summary Overview, page 4
1.Please disclose the period during which over 2.6 million businesses and 100 million job seekers used your services.
In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 5, 61, 90 and 93 of Draft No. 2.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

Our Strengths, page 8
2.Please disclose that you conducted the brand awareness survey and briefly describe the methodology of the survey.
In response to the Staff’s comment, the Company has revised its disclosure on page 52 of Draft No. 2.
Risk Factors COVID-19 has caused significant uncertainty…,page 17
3.Please revise this risk factor to disclose the specific impacts of COVID-19 on the company.
In response to the Staff’s comment, the Company has revised its disclosure on page 20 of Draft No. 2.
A significant portion of our Paid Employers…,page 20
4.Please disclose the percentage of your paid employers that are small- and medium-sized businesses.
In response to the Staff’s comment, the Company has revised its disclosure on pages 11 and 23 of Draft No. 2. The Company respectfully advises the Staff that it has revised its risk factor relating to small- to medium-sized businesses to clarify that the prevalence of such businesses in the overall job advertisement market, rather than our current or historical customer base, is what drives the potential for greater volatility in the Company’s business. Additionally, the Company notes that it does not classify individual customers as, or track the portion of its business represented by, small- and medium-sized businesses in a formal and consistent manner and therefore such metrics could be misleading to investors. For these reasons, the Company believes that attempting to quantify the portion of the Company’s paid employers that are of small or medium size would not enhance an investor’s understanding of the Company’s business.
Our growth depends in part…,page 24
5.Please disclose the percentage of your revenue that is attributable to your relationships with third parties.
In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Draft No. 2 to specify that it does not generate a substantial amount of revenue from Job Distribution and Job Acquisition Partner relationships. The Company has revised the risk factor to clarify that the risk to our business and operating results relates primarily to the harm to our marketplace that could arise from the potential failure to maintain these relationships. Specifically, our marketplace would be negatively impacted by scarcity or imbalance in job seekers and/or job postings that could result should these relationships not be maintained and further developed. Accordingly, the Company respectfully advises the Staff that it believes that presenting the percentage of revenue attributable to these relationships would not be useful information for investors.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

Risk Factors
Other Risks Related to Our Business
The requirements of being a public company, including maintaining adequate internal control over our financial and management systems..., page 37
6.Please clarify your disclosures to indicate whether you have identified any material weaknesses in your internal control over financial reporting.
In response to the Staff’s comment, the Company has revised its disclosure on page 40 of Draft No. 2.
The dual class structure of our common stock…, page 42
7.Please briefly describe each of the limited exceptions pursuant to which transfers of Class B common stock will not result in a conversion of those shares to Class A common stock.
In response to the Staff’s comment, the Company has revised its disclosure on page 46 of Draft No. 2.
Provisions in our charter documents…, page 44
8.Please briefly describe the provisions in your charter documents that require super-majority voting to amend.
In response to the Staff’s comment, the Company has revised its disclosure on page 48 of Draft No. 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating Metrics and Non-GAAP Financial Measures, page 58
9.We note from your disclosures on page 19 that your business depends on employers purchasing and renewing subscriptions, and any decline in your user renewals could harm your future operating results. Please tell us whether you consider subscription renewal rates to be a key business metrics that management uses to manage the business. We refer you to Section III.B of SEC Release 33-8350.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s management does not use subscription renewal rates as a key business metric with which to manage the Company’s business. The Company’s mission is to actively connect job seekers to their next great opportunity and the Company strives to do this quickly and efficiently. As the Company’s matching has improved, the number of days a job remains live has decreased. Measuring renewal rates would not provide meaningful information to investors regarding the Company’s business due to paid employers leaving the Company’s marketplace as a result of a job posted on its marketplace being filled. Additionally, many of the Company’s paid employers pay for access to the Company’s marketplace on a per-job-per-day basis. This allows for sporadic access based on their needs. With renewal rates traditionally being measured in months or even longer terms, the Company does not believe this metric would enhance an investor’s understanding of the Company’s business.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

10.You disclose that performance-based revenue is recognized when a candidate clicks on or applies to a job distributed by ZipRecruiter on behalf of a customer and your customers pay an amount per click or per job application usually capped at a contractual maximum per job recruitment campaign. Please tell us your consideration of disclosing the number of clicks or job applications and the cost-per click or job application for each period presented. Price and volume disclosures such as the number of clicks or job applications and revenue per-click or job application including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.
The Company carefully considered the guidance provided in Section III.B.1 of SEC Release 33-8350 (the “Release”) and Item 303(a) of Regulation S-K. The Company respectfully advises the Staff that, while performance-based revenue is recognized when a candidate clicks on or applies to a job advertisement posted on a performance-based pricing plan, it is not the case that maximizing the number of clicks or applications drives success for the Company. Rather, the overall quality and success of the Company’s performance campaign depends on whether the Company delivers appropriate candidates for customer jobs. The Company has discretion in how it manages the campaigns and how much it charges for performance-based campaigns, which may vary based on a number of factors including the type, nature and location of the job listing. Accordingly, the number of clicks or applications per campaign and revenue per click or application that the Company generates may vary significantly by campaign. For these reasons, the Company does not view the number of clicks or job applications, the cost-per click or job application, or revenue per-click or job application in its performance-based business to be key indicators for analyzing the business. The Company believes that the disclosures included in Draft No. 2 comply with the guidance in the Release and Item 303(a) of Regulation S-K and provide a detailed description of its business, consistent with the information used by the Company’s management to evaluate its business. To the extent that its management begins using additional metrics to assist in evaluating the performance of the Company’s business, the Company will consider disclosing those metrics in future filings.
Quarterly Paid Employers, page 58
11.We note from your disclosures that your sales to small-and medium-sized businesses have historically constituted the core of your paid employers. We further note from your disclosures that your ability to increase revenue and maintain profitability depends, in part, on widespread acceptance of your marketplace by large enterprise businesses and other organizations, and generally large enterprise and smaller businesses have dramatically different spend profiles over time. Please revise your disclosures to clarify how you define a large enterprise business and small-and medium-sized businesses. Tell us your consideration of separately disclosing the number of paid employers and the associated revenues generated from your large enterprise businesses and sales to small- and medium-sized businesses for each period presented.
In response to the Staff’s comment, the Company has revised its disclosure on pages 26 and 69 of Draft No. 2. The Company respectfully advises the Staff that it has clarified that it is the behavioral profile of its various customers and not their demographic size or structure that affect the Company’s sales efforts or which might be expected to impact revenue retention in various years’ customer cohorts. To that point, the Company does not target its sales efforts or price its offerings on the basis of any

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

employer-specific attributes that speak to such customer’s status as a small- or medium-sized business or large enterprise, but rather on the type and quantity of job posting services sought by that customer. Additionally, the Company notes that it does not classify individual customers as, or track the portion of its business represented by, small- and medium-sized businesses and large enterprise businesses in a formal and consistent manner and therefore such metrics could be misleading to investors. For these reasons, the Company believes that attempting to quantify the portion of the Company’s Paid Employers that are small- and medium-sized businesses and large enterprises businesses or the revenues generated therefrom, would not enhance an investor’s understanding of the Company’s business.
Revenue per Annual Paid Employer Cohort by Calendar Year ($ in millions), page 63
12.You disclose that in 2019, 74% of revenue was generated by employers that had started using your marketplace in prior years. Please revise to disclose the percentage of revenue for each per annual paid employer cohort by calendar year. For instance, your disclosures should quantify the percentage of each cohort by calendar year in fiscal 2019.
In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Draft No. 2 to provide this information in the graphic.
Plan of Distribution, page 135
13.Clarify that the "consultation with certain institutional investors (which may include certain of the Registered Stockholders)" does not involve outreach by the financial advisors but involves normal buy and sell interest communicated to the financial advisors that occurs before any registered public offering.
In response to the Staff’s comment, the Company has revised its disclosure on page 144 of Draft No. 2.
14.We note your statement that the financial advisors are "not acting as underwriters..." and other references throughout your prospectus indicating that there are no underwriters. Please note that whether the financial advisors are underwriters is a facts and circumstances determination; therefore, please revise all of these references that imply the absence of underwriters, or that your financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve a firm commitment underwriting.
In response to the Staff’s comment, the Company has revised its disclosure on page 145 of Draft No. 2.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Basis of Presentation, Principles of Consolidation and Summary of Significant Accounting Policies
Segments, page F-8
15.Your disclosures indicate that substantially all of the Company's principal operations, decision-making functions and long-lived assets are located in the United States. Please clarify how your disclosures comply with the guidance in ASC 280-10-50-41
In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of Draft No. 2.
The Company further advises the Staff that the Company did not recognize material amounts of revenue from customers outside the United States and does not have material long-lived assets located in foreign countries for any of the periods presented.
Revenue Recognition
Performance-based Revenue, page F-10
16.You disclose that when a job applicant, sourced from a partner, clicks on or applies to a job posting, you will share a percentage of the revenue you earn from your customer with the associated partner. You further disclose that in these arrangements, you are primarily responsible for advertising the customer’s job postings and have discretion in establishing the price paid by the customer, and accordingly, you recognize the fees you receive from your customers as revenue and the revenue share due is recorded in cost of revenue in the Consolidated Statements of Operations. Please provide us your analysis of principal versus agent considerations to the extent that revenue recognized from these arrangements is material. We refer you to ASC 606-10-55-36 through 55-40.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the nature of these arrangements is to drive job applicants to job postings of ZipRecruiter’s customers, and broaden the potential audience and visibility to that job posting.

As disclosed in the Registration Statement, the Company enters into a performance-based contract with a customer to advertise that customer’s job posting. ZipRecruiter receives a fee from its customer when a candidate clicks on the job posting or applies for a job (depending on the terms of the contract). The Company enters into separate contracts with partners, or “candidate sources,” that maintain their own databases of job seekers. Under these arrangements, the Company obtains job seeker information directly from candidate sources and through its marketplace, may match the Company’s customer’s job posting directly to a candidate source’s job seeker. When a job seeker from a candidate source clicks on or applies to a job posting, the Company pays the candidate source a percentage of the revenue the Company earns from its customer for the click or application according to the terms of the revenue share agreement. The Company further advises the Staff that the amount of revenue it recognizes that results in a revenue share with candidate sources is less than 5% of total revenue and has been declining as a percentage of revenue over time as ZipRecruiter’s database of candidates has grown.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

The Company believes that the fee payable to these candidate sources is appropriately recorded in cost of revenues as a cost of the performance-based revenue campaign. The Company is responsible for satisfying its performance obligation to the customer which is the advertising of the customer’s job posting. The Company controls the advertising service; that is, it decides how and where the job posting is distributed and therefore, is primarily responsible for fulfilling the promise under its contract to its customer under ASC 606-10-55-39a. The Company’s customers do not have visibility into how the Company fulfills its obligation including whether candidates are sourced from ZipRecruiter’s database or a candidate source’s database. Further, the Company establishes the prices with its customer and, separately, the amount the Company is willing to share with the candidate source (ASC 606-10-55-39c).

17.We note that the performance based revenue arrangement fees are capped at a contractual maximum per recruitment campaign and that you recognize revenue up to the contractual maximum per recruitment campaign. Please clarify whether you recognize revenue after reaching the contractual maximum. In this respect, explain whether customers can expand or renew the recruitment campaign after reaching the contractual maximum and if so, describe your campaign pricing model and how it compares with the initial recruitment campaign.
The Company advises the Staff that for the Company’s performance-based revenue contracts, the Company infrequently exceeds the customer’s contractual maximum for a recruitment campaign. Once the contractual maximum is reached, the Company does not have an obligation to continue to perform under the contract and does not have the right to invoice any amounts beyond the contractual maximum; accordingly, the Company does not recognize revenue after the contractual maximum is reached. The Company and the customer may negotiate an increase in the contractual maximum for the existing recruitment campaign so the campaign can continue or enter into a new contract. Whether a new contract or an amendment to the current campaign, the additional advertising services are distinct and are priced at standalone selling prices. Thus, the additional advertising services are accounted for as a separate contract. The Company further advises the Staff that revenue per click or action for additional advertising services are typically at rates that are consistent with the initial contract.
Sales Allowance, page F-10
18.We note the table summarizing the changes in your sales allowance. Please describe in greater detail the nature of these arrangements and the activity within your sales allowance, and how this activity compares with your historical results and trends.
In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of Draft No. 2.
The Company advises the Staff that the Company’s sales allowances primarily relate to subscription revenue. Customer contracts for time-based job posting plans are only cancelable at the end of the term and are nonrefundable. Subscription plans automatically renew for recurring periods based on the duration of the plan, which can be daily, monthly or annually. Customers must notify ZipRecruiter of any changes or requests to cancel prior to the end of each plan term.
As set forth in the Company’s Terms of Use, the Company is not required to issue refunds or credits to its customers. However, the Company may in its discretion issue refunds and credits to customers to maintain overall customer satisfaction on a case-by-case basis. The refunds and credits fall into two main categories. First, when a customer fails to terminate or cancel a contract prior to its auto-

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

renewal date, the Company may provide a concession to forego any consideration due for services provided and may also allow the customer to cancel the contract. Second, refunds and credits may also be issued as a concession to customers to ameliorate issues with the services received.
The Company estimates refunds and credits at contract inception and updates the estimate each period based on its history of refunds and credits provided to similar customers. The Company accounts for such refunds and credits as variable consideration and therefore records the estimate of refunds and credits as a reduction of revenue, or deferred revenue, for contracts where payments are received upfront and revenue is recognized over time.
Actual refunds or credits issued as a percentage of revenue remained consistent in 2019 and prior years. In 2020, the actual refunds or credits issued declined, primarily due to the Company's cash management efforts driven by the effects of the COVID-19 pandemic.
Deferred Commissions, page F-19
19.You disclose that certain other incremental costs are deferred and subsequently amortized on a straight-line basis over the expected customer life, which has been estimated to be three years based on an analysis of historical and expected customer life. Please help us better understand how you determined the expected customer life. Tell us whether you pay additional commissions upon contract renewals and whether those renewal commissions are commensurate with the initial commission paid. Your response should address how you considered the revenue per annual paid employer cohort by calendar year presented on page 63 of your filing. We refer you to ASC 340-40.
In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of Draft No. 2.
The Company advises the Staff that the deferred commissions in the Company’s consolidated balance sheets relate primarily to commissions for obtaining larger customer contracts that require sophisticated recruitment marketing campaigns and typically have a longer sales cycle. This population is only a subset of the Company’s total customer base and for these customers, the average customer life is estimated to be three years, which is based on historical retention data for similar customers as well as qualitative factors that could impact the future expected customer life. Such qualitative factors include new product offerings, the seasonality of certain customer relationships, and estimated useful life of the Company’s marketplace technology.
The data the Company uses in estimating the amortization period for costs to obtain a contract is consistent with the data used in the graph of revenue per annual paid employer cohort by calendar year presented on page 68 of Draft No. 2. However, the Company advises the Staff that the graph reflects all customers, not just customers for which the Company incurs costs to obtain a contract.
In addition, the Company also qualitatively considers the nature of its performance obligations, the nature of its underlying technology and trends in the industry to determine whether the average customer life is consistent with the amortization guidance in ASC 340-40-35-1, as discussed in FASB Transition Resource Group’s Agenda Reference No. 57. To the extent that average life changes, the

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

Company will account for such a change as a change in accounting estimate consistent with ASC 340-40-35-2.
The Company advises the Staff that it has a variety of commission plans and first performs an analysis of whether the commission is an incremental cost to obtain the contract and such cost is expected to be recoverable. For commissions that do not meet this criteria, the costs are expensed as incurred, or if the costs do meet the criteria but the expected amortization period is one year or less, the costs are expensed as incurred by applying the practical expedient. For commissions that meet this criteria and have an expected period of benefit greater than one year, the Company records the commission as a deferred commission on its balance sheet.
The Company further advises the Staff that whether the Company pays renewal commissions that are commensurate with initial commissions depends on the specific commission plan with a respective salesperson. Where the Company pays a renewal commission commensurate with the initial commission, the initial commission is recognized over the initial contract term. If the Company in its judgment determines that the commission is not commensurate or where no commission is paid on renewal, the Company recognizes the initial commission over the estimated customer life of 3 years as discussed above.
Note 13. Stock-Based Compensation
Stock Options, page F-26
20.You disclose on April 12, 2018, the board of directors approved the issuance of performance and service-based options outside of the Plans to a consultant of the Company. Please revise to clarify the terms and conditions associated with the performance condition.
In response to the Staff’s comment, the Company has revised its disclosure on page F-31 of Draft No. 2.
Restricted Stock Units, page F-28
21.We note that transactions to go public in which the Company does not sell its equity securities do not satisfy the liquidity event performance condition. Please revise to clarify whether the performance condition will be satisfied upon the effectiveness of this registration statement.
In response to the Staff’s comment, the Company has updated the disclosure on page F-32 of Draft No. 2 to clarify that a direct listing in which the Company does not sell its equity securities does not satisfy the liquidity event performance condition. The Company respectfully advises the Staff that under the terms of the RSUs, a direct listing of the Company’s common stock where it does not sell securities would not result in the achievement of the performance condition, and the RSUs would not vest. The Company is currently evaluating whether it will modify the awards to remove or modify the performance condition to allow such awards to vest. No decision has been made as of the date of this letter; however, the Company will provide additional subsequent event disclosures in the event the awards are modified.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

General
22.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Company acknowledges the Staff’s comment and advises the Staff that it has, under separate cover, supplementally provided all such written communications presented to date. To the extent that any additional such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.
23.Please disclose the source of the following assertions in your prospectus.
◦There were over 90 million job postings available for matching in 2020 (pages 8 and 85); and
◦Employers spend more than $150 billion per year in the United States alone to recruit talent (pages 57 and 80).
In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 61, 90 and 95 of Draft No. 2.
*******

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,
FENWICK & WEST LLP

/s/ James D. Evans
James D. Evans
Partner

CC:       Ian Siegel
David Travers
Ryan Sakamoto
ZipRecruiter, Inc.

Katherine Duncan
Janiece Jenkins
Fenwick & West LLP